

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107<sup>th</sup> Avenue
Miami, FL 33172

      **Re:**    **Lennar Corporation**
                 **Form 10-K for Fiscal Year Ended November 30, 2012**
                 **Filed January 29, 2013**
                 **File No. 001-11749**

Dear Mr. Sustana:

We have reviewed your response letter dated April 26, 2013, and have the following comments.

17.  Supplemental Financial Information, page 126

1.  Please provide us with the reconciliations for net earnings and operating cash flows for the parent company, guarantor subsidiaries and non-guarantor subsidiaries for all three fiscal years (i.e., the indirect method) that corrects all of the errors identified in your letters dated March 19, 2013, April 8, 2013, and April 26, 2013.  Please also provide us with the investing and financing cash flows categories of the condensed consolidating statements of cash flows for all three fiscal years that also have been corrected for all of the errors identified.  This will allow us to better understand the impact to the condensed consolidating financial statements for the errors identified.  In this regard, we note your statement that your guarantor subsidiaries paid the parent company $374 million in dividends during fiscal year 2012; however, based on the errors you have identified and reviewing the historical reconciliation to operating cash flows for the parent, it appears as though only $292 million of cash dividends have been reflected in the historical operating cash flows for the parent company.

2.  We note your response to part A of comment two in our letter dated April 19, 2013.  Specifically, we note that not all cash received by the parent from its subsidiaries is a dividend or a return of investment.  Rather, we note from your example that the majority of the cash received by the parent from the subsidiaries is applied against the intercompany receivable.  Please ensure the accounting policy you intend to include in future filings, as noted in your letter dated April 8, 2013, clarifies your accounting for the cash received by the parent from the subsidiaries.  Please provide us with the disclosure you intend to include in future filings.

3.      We note your response to part B of comment two in our letter dated April 19, 2013. Specifically, we note your reference to ASC 230-10-45-8 regarding the classification of the cash from the loans made by the parent to its subsidiaries and the subsidiaries' repayment of the loans from the parent as support for your classification of these cash flows for the parent column in financing cash flows. The guidance in ASC 230-10-45-8 does not provide guidance on the classification of cash flows between the three categories, but rather provides guidance on the appropriateness of presenting cash flows on a gross versus net basis. As such, we continue to have concerns about your classification of the cash flows associated with the parent's intercompany receivables as financing cash flows based on the guidance in ASC 230-10-45-12 – 45-13. Please advise.

4.      We note your response to part D of comment two in our letter dated April 19, 2013. Specifically, we note your reference to ASC 230-10-45-13 to support your classification of the dividend payments made by your subsidiaries in the intercompany line item of the financing category rather than in the dividend line item of the financing category. ASC 230-10-45-13 provides guidance for identifying cash outflows that represent investing cash flows. As such, it remains unclear how your current presentation is appropriate based on the guidance in ASC 230-10-45-15 and ASC 230-10-45-26. Further, operating cash flows is presented as one line item and does not provide investors with insight as to the amount of dividends the parent is receiving from its subsidiaries and the amount of dividends the guarantor subsidiaries are receiving from the non-guarantor subsidiaries. Please advise.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc:     Via E-mail
        David W. Bernstein, Esq.
        K&L Gates LLP